Filed Pursuant to Rule 253(g)(2)

File No. 024-11306

SUPPLEMENT NO. 1 DATED OCTOBER 28, 2021

TO

POST-QUALIFICATION AMENDMENT NO. 3

OF

VV MARKETS LLC

This document supplements, and should be read in conjunction with the offering circular filed as part of our post-qualification amendment number 3, filed on October 12, 2021 (the “Offering Circular”) of VV Markets LLC (the “Company”). The Offering Circular is available HERE. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to update the Series Offering Table contained on the Offering Circular to reflect qualification of certain series and the close of others.

SERIES OFFERING TABLE

The table below shows key information related to the offering of each series. Please also refer to “The underlying assets” and “Use of Proceeds” for further details.

Master Series Table
Series Name	Qualification Date	Underlying Assets	Agreement Type	Status	Opening Date	Offering Price per Interest	Minimum Membership Interests	Maximum Membership Interests	Minimum Offering Size	Maximum Offering Size	Sourcing Fee
VV-0001	4/26/21	California Collection	Upfront Purchase	Closed	4/26/2021	$46.00	1,000	1,000	$46,000	$46,000	$2,891
VV-PNST	6/29/21	Laurent Ponsot Collection	Purchase Option	Closed	7/28/2021	$23.00	2,000	2,200	$46,000	$50,600	$4,082
VV-SUPR	6/29/21	Super Tuscan Collection	Purchase Option	Closed	6/30/2021	$36.00	1,986	2,185	$71,500	$78,650	$5,267
VV-CHAM	6/29/21	Champagne Collection	Purchase Option	Closed	7/6/2021	$50.00	1,460	1,692	$73,000	$84,600	$5,445
VV-STEML	6/29/21	St. Emillion Collection	Purchase Option	Closed	7/8/2021	$10.00	6,450	7,095	$64,500	$70,950	$5,443
VV-MACAL	8/5/21	Macallan Fine & Rare Collection	Purchase Option	Closed	8/18/2021	$50.00	1,700	2,040	$85,000	$102,000	$6,880
VV-BOWCK	8/5/21	Bowmore Cask Collection	Purchase Option	Closed	9/29/2021	$47.00	2,000	2,200	$94,000	$103,400	$6,992
VV-FUTUR	8/5/21	Bordeaux 2020 Futures Collection	Purchase Option	Closed	10/13/2021	$70.00	1,600	1,920	112,400	134,400	$8,162
VV-BDX	8/5/21	Bordeaux Classics Collection	Purchase Option	Closed	9/1/21	$40.00	2,125	2,550	$85,000	$102,000	$6,480
VV-SPAN	8/5/21	Spanish Collection	Purchase Option	Closed	9/15/21	$60.00	1,400	1,680	$84,000	$100,800	$6,512
VV-DRC	10/27/2021	DRC Collection	Purchase Agreement	Open	10/28/2021	$25.00	5,480	6,302	$137,000	$157,500	$11,051
VV-NAPA	10/27/2021	Napa 2018 Collection	Purchase Option	Open	10/28/2021	$50.00	2,840	3,266	$142,000	$163,300	$11,557
VV-RHONE	10/27/2021	Domaines of Rhone Collection	Purchase Option	Open	10/28/2021	$40.00	3,825	4,400	$153,000	$176,000	$12,404
VV-PDMT	10/27/2021	Piemonte Collection	Purchase Option	Open	10/28/2021	$50.00	3,090	3,553	$154,500	$177,650	$12,456
VV-JPWY	10/27/2021	Karuizawa “36 Views of Mt. Fuji”	Purchase Option	Open	10/28/2021	$34.00	5,500	6,325	$187,000	$215,050	$15,516
VV-PTRS	10/27/2021	Petrus Collection	Purchase Agreement	Open	10/28/2021	$58.00	500	575	$29,000	$33,350	$2,179